September 23, 2009
Via Edgar
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Philip Rothenberg and Karen Garnett

Re:	HFF, Inc. Registration Statement on Form S-3 Filed May 19, 2009, as amended September 4, 2009 File No. 333-159345
Ladies and Gentlemen:
Reference is made to the registration statement on Form S-3, as amended (No. 333-159345) (the “Registration Statement”) filed by HFF, Inc. (the “Company”, “we” or “us”) with the Securities and Exchange Commission (the “Commission”) and the Company’s responses, as filed with the Commission via EDGAR on September 4, 2009 (the “September 4 Response”), to the comments raised by the staff (the “Staff”) of the Commission in the letter dated August 14, 2009 from Ms. Karen J. Garnett to Mr. John H. Pelusi, Jr. (the “August 14 Letter”). In response to oral conversations with the Staff, the Company hereby provides additional responses to the comments raised by the Staff in the August 14 Letter. For your convenience, the relevant portions of the comments discussed in oral conversations with the Staff are included in this letter and are followed by the applicable response.
General
1.	In addition, please provide us with an analysis of whether the offering of Class A common shares pursuant to the Exchange Right to members of HFF Holdings LLC is exempt from registration under the 1933 Act. If you conclude that no exemption is available, please revise the registration statement to disclose any material contingent liability for rescission rights that may be associated with the unregistered offering.

Response:
In conversations with the Staff, the Staff has asked us to provide additional analysis of whether the offering of Class A common shares pursuant to the Exchange Right to members of HFF Holdings LLC (“Holdings”) is exempt from registration under the 1933 Act. As noted in the September 4 Response, the offering and sale of Class A common shares in connection with the exercise of the Exchange Right to members of HFF Holdings LLC is a private placement of such securities, exempt from the registration requirement of Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(2) of the Securities Act. Section 4(2) provides that the provisions of Section 5 do not apply to “transactions not involving any public offering.” The United States Supreme Court has provided further guidance that the focus of determining whether the Section 4(2) exemption is applicable “should turn on whether the particular class of persons ...need the protection of the [Securities] Act” and whether the offerees “are shown to be able to fend for themselves.” Securities and Exchange Commission v. Ralston Purina Co., 346 U.S. 119 (1953). Among the factors most often cited in determining whether a particular offering is or is not a “public offering” are (1) offeree qualification, (2) availability of information, (3) manner of offering, and (4) absence of redistribution. See, e.g., ABA Federal Regulation of Securities Committee, Section 4(2) and Statutory Law, 31 Bus. Law. 485 (1975).
Under the present facts, the offerees consist solely of the members of Holdings. The members themselves are 41 senior transaction professionals of the operating partnerships of the Company. Prior to the reorganization of the business of the Company, which included the initial public offering of the Company’s Class A common stock that was consummated in February 2007 (the “Reorganization”), these members (through HFF Holdings) owned all of the equity interests in the business of the Company. In connection with the Reorganization (including the underwriters’ exercise of their overallotment option in connection with the initial public offering), HFF Holdings sold to the Company approximately 45% of each of the operating partnerships in return for (i) approximately $275.3 million (the net proceeds of the initial public offering after deducting underwriting discounts, approximately $56.3 million of which were used to repay outstanding indebtedness), and (ii) one share of Class B common stock of the Company, which, together with provisions in the amended and restated limited liability company agreement of HFF Holdings, effectively gave the members of HFF Holdings the Exchange Right. The terms and conditions of the Exchange Right were finalized at the time of the Reorganization. Given the members’ historical ownership of the Company’s business, their role in the Reorganization (including the receipt of the net proceeds of the related initial public offering), their current ownership (through HFF Holdings) of approximately 55% of the equity interests in the Company, and that the issuance of the Class A common stock in the offering will be made solely through the exercise of the previously-existing and -defined Exchange Right, the Company respectfully submits that the members of Holdings possess the sophistication and knowledge in both the Company and the terms of the offering to satisfy the standards of Section 4(2). Moreover, because the offering is limited to the 41 members of HFF Holdings, the number of offerees is limited, and the manner of the offering is not a general solicitation. Finally, any redistribution of the Class A common stock issued in connection with the exercise of the Exchange Right is expected to be made through resales registered under the Registration Statement.
For the aforementioned reasons, the Company respectfully submits that no disclosure in the Registration Statement regarding any material contingent liability for rescission rights that may be associated with the unregistered offering is necessary.
***
The Company acknowledges that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, please do not hesitate to contact me at 412.281.8714. Thank you for your cooperation and prompt attention to this matter.
Sincerely,
/s/ Gregory R. Conley
Gregory R. Conley
Chief Financial Officer

cc:	John H. Pelusi, Jr., Chief Executive Office Nancy O. Goodson, Chief Operating Officer